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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2


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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                                     July 1997                       August 1997                     September 1997
                             Tons      Fee        Amount    Tons         Fee       Amount    Tons        Fee        Amount
                                    (per ton)     (000)               (per ton)    (000)              (per ton)      (000)

SERVICE TO AFFILIATES
  Ohio Power Company
    Cardinal Plant . . . .    11,903   $1.53      $   18       24,014   $1.43      $   34       37,167   $1.43       $   53

  Indiana Michigan Power
    Company
    Tanners Creek. . . . .      -        -          -            -        -          -          31,446   $1.43           45

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .   777,544   $1.53       1,190      738,739   $1.43       1,056      519,432   $1.43          743

SERVICE TO NON-AFFILIATES    214,631   $1.18         254      304,540   $1.12         340      252,799   $1.19          302

    TOTAL. . . . . . . . . 1,004,078              $1,462    1,067,293              $1,430      840,844               $1,143
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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  1997       1997         1997     9/30/97
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  586     $  587      $  589     $1,762
Labor-UMW* . . . . . . . . . . .    159        179         154        492
Benefits-UMW*. . . . . . . . . .    117        140          96        353
Salaries and Benefits-Nonunion .     48         42          44        134
Material & Supplies. . . . . . .    368        216         150        734
Billed Services. . . . . . . . .     52         78          92        222
Taxes**. . . . . . . . . . . . .     60         60          60        180
Administrative and General . . .    149        151         157        457
Inventory Adjustments*** . . . .    (72)        78        (119)      (113)
Electricity. . . . . . . . . . .     82         87          82        251
Cost-of-Capital. . . . . . . . .     36         69          65        170

          Total. . . . . . . . . $1,585     $1,687      $1,370     $4,642


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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